SC TO-C

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Subject Company (issuer))

                          GENERAL DYNAMICS CORPORATION
                          GRAIL ACQUISITION CORPORATION
                       (Name of Filing Persons (offeror))

                     Common Stock, Par Value $0.01 Per Share
                          (including associated rights)
                         (Title of Class of Securities)

                                    652228107
                      (CUSIP Number of Class of Securities)

                                 David A. Savner
                    Senior Vice President and General Counsel
                          General Dynamics Corporation
                            3190 Fairview Park Drive
                        Falls Church, Virginia 22042-4523
                                 (703) 876-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            Charles J. McCarthy, Esq.
                               Jenner & Block, LLC
                                  One IBM Plaza
                             Chicago, Illinois 60611
                                 (312) 222-9350

                            CALCULATION OF FILING FEE

    ==================================================================================
              Transaction Valuation*                           Amount of Filing Fee

    ----------------------------------------------------------------------------------
                  Not applicable.                                 Not applicable.
    ==================================================================================
    *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ] Check the appropriate boxes to designate any transactions to which this statement relates:

[X] third party tender offer subject to Rule 14d-1                      [ ] going-private transaction subject to Rule 13e-3
[ ] issuer tender offer subject to Rule 13e-4                           [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        General Dynamics Corporation ("General Dynamics") and Newport News Shipbuilding Inc. ("Newport News") jointly announced on April 25, 2001 that they have signed a definitive agreement and plan of merger under which General Dynamics will acquire Newport News. The acquisition is to be accomplished through a cash tender offer followed by a merger.

        The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News. At the time the tender offer is commenced, General Dynamics will file a Tender Offer Statement and Newport News will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Newport News, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

        The following six charts were presented at a conference at which the media, financial analysts and investors were invited, which was held at 9:00 a.m. EDT on April 25, 2001.

GENERAL DYNAMICS

--------------------------------------------------------------------------------

        ACQUISITION OF
        NEWPORT NEWS SHIPBUILDING

        Investor Presentation
        New York, NY

        N. D. Chabraja - CEO General Dynamics
        W. P. Fricks - CEO Newport News
        25 April 2001

GENERAL DYNAMICS
--------------------------------------------------------------------------------

        GENERAL DYNAMICS CAUTIONS THAT "FORWARD-LOOKING STATEMENTS" IN THIS PRESENTATION AS TO FUTURE RESULTS OF OPERATIONS AND FINANCIAL PROJECTIONS REFLECT THE COMPANY'S VIEWS, BUT ARE NECESSARILY SUBJECT TO RISKS AND UNCERTAINTIES AND NO ASSURANCES CAN BE GIVEN THAT SUCH EXPRESSED OR IMPLIED RESULTS WILL BE ACHIEVED. A MORE COMPLETE EXPRESSION OF THESE RISKS AND UNCERTAINTIES IS CONTAINED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AND YOU ARE ENCOURAGED TO REVIEW THESE FILINGS, OF WHICH THE FORM 10-K AND FORMS 10-Q MAY BE OF PARTICULAR INTEREST.

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GENERAL DYNAMICS                                                   25 April 2001

GENERAL DYNAMICS
--------------------------------------------------------------------------------

        THIS PRESENTATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. AT THE TIME THE OFFER IS COMMENCED, GENERAL DYNAMICS WILL FILE A TENDER OFFER STATEMENT WITH THE SEC AND NEWPORT NEWS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.

        THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE
        SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF NEWPORT NEWS, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

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GENERAL DYNAMICS                                                   25 April 2001

NEWPORT NEWS TRANSACTION
--------------------------------------------------------------------------------

o $67.50 CASH OFFERED FOR EACH NNS SHARE

o GD NET CASH OUTLAY = $2.1 BILLION

o GD ASSUMES ~$500 MILLION DEBT

o TRANSACTION SUBJECT TO:

  > Majority of NNS Shares Tendered

  > Regulatory Approval

o CLOSING CONTEMPLATED 3RD QUARTER 2001

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GENERAL DYNAMICS                                                   25 April 2001

NNS Excellent Strategic Fit
--------------------------------------------------------------------------------

o STREAMLINES MANAGEMENT OF US NUCLEAR SHIPYARDS

o POTENTIAL TO FREE BILLIONS FOR NAVAL SHIPBUILDING

o BUSINESSES ARE COMPLEMENTARY

  > Nuclear Ship Competition Ended in 1991

o IMMEDIATELY ACCRETIVE WITHOUT SYNERGIES

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GENERAL DYNAMICS                                                   25 April 2001

NEWPORT NEWS TRANSACTION METRICS
--------------------------------------------------------------------------------

Based on Estimates of 2001 Financial Results

o PRICE / '01 EST. SALES -                   ~  1.2 X

o PRICE / '01 EST. EBIT -                    ~   11 X

o PRICE / '01 EST. EBITDA -                  ~    9 X

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GENERAL DYNAMICS                                                   25 April 2001

LOGICAL NEXT STEP FOR NEWPORT NEWS
--------------------------------------------------------------------------------

o SHAREHOLDERS RECEIVE A GOOD PREMIUM

o EMPLOYEES AND COMMUNITIES BENEFIT FROM BEING PART OF A LARGER AND MORE DIVERSE COMPANY

o CUSTOMER IS PROVIDED SIGNIFICANT COST SAVINGS

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GENERAL DYNAMICS                                                   25 April 2001